United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 31 December 2022

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC
(Translation of registrant’s name into English)

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F D Â

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

• REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-241528);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-208556);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233695); AND
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233697)

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION, EXCEPT FOR INCLUSION OF FULL YEAR GUIDANCE, AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 2023, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

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COCA-COLA EUROPACIFIC PARTNERS

Preliminary unaudited results for the full year ended 31 December 2022

Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures
Pro forma financial information
Pro forma financial information has been provided in order to illustrate the effects of the acquisition of Coca-Cola Amatil Limited (the Acquisition; referred to as CCL pre acquisition, API post acquisition) on the results of operations of CCEP in 2021 and allow for greater comparability of the results of the combined group between periods. The pro forma financial information for 2021 has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It is based on information and assumptions that CCEP believes are reasonable, including assumptions as at 1 January 2021 relating to acquisition accounting provisional fair values of API assets and liabilities which are assumed to be equivalent to those that have been provisionally determined as of the acquisition date and included in the financial statements for the year ended 31 December 2021, on a constant currency basis. The pro forma information for 2021 also assumes the interest impact of additional debt financing reflecting the actual weighted average interest rate for acquisition financing of c.0.40% for 2021.
The pro forma financial information does not intend to represent what CCEP’s results of operations actually would have been if the acquisition had been completed on the dates indicated, nor does it intend to represent, predict or estimate the results of operations for any future period or financial position at any future date. In addition, it does not reflect ongoing cost savings that CCEP expects to achieve as a result of the acquisition or the costs necessary to achieve these cost savings or synergies. As pro forma information is prepared to illustrate retrospectively the effects of future transactions, there are limitations that are inherent to the nature of pro forma information. As such, had the acquisition taken place on the dates assumed, the actual effects would not necessarily have been the same as those presented in the pro forma financial information contained herein.
Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measures.
For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our consolidated financial statements.
‘‘Pro forma’’ includes the results of CCEP and API as if the Acquisition had occurred at the beginning of 2021, including acquisition accounting adjustments relating to provisional fair values. Pro forma also includes impact of the additional debt financing costs incurred by CCEP in connection with the Acquisition for all periods presented.
"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, acquisition and integration related costs, inventory fair value step up related to acquisition accounting, the impact of the closure of the GB defined benefit pension scheme, net impact related to European flooding, income arising from the favourable court ruling pertaining to the ownership of certain mineral rights in Australia, impact of a defined benefit plan amendment arising from legislative changes in respect of the minimum retirement age and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Pro forma Comparable’’ is defined as the pro forma results excluding items impacting comparability, as described above.
‘‘Fx-neutral’’ is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Net Debt’’ is defined as the net of cash and cash equivalents and short term investments less borrowings and adjusted for the fair value of hedging instruments related to borrowings and other financial assets/liabilities related to borrowings. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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	FY 2022 Metric[1]	As Reported		Comparable [1]	Change vs 2021			Change vs 2021
					As Reported	Comparable [1]	Comparable Fx-Neutral [1]	Pro forma Comparable [3]	Pro forma Comparable Fx-Neutral[3]
Total CCEP	Volume (M UC)[2]	3,300		3,300	17.5%	18.0%		9.5%
	Revenue (€M)	17,320		17,320	26.0%	26.0%	24.5%	17.0%	15.5%
	Cost of sales (€M)	11,096		11,088	28.0%	29.0%	27.5%	20.0%	19.0%
	Operating expenses (€M)	4,234		4,094	18.5%	21.0%	19.5%	10.5%	9.0%
	Operating profit (€M)	2,086		2,138	37.5%	20.5%	19.5%	13.5%	12.5%
	Profit after taxes (€M)	1,521		1,564	54.0%	20.0%	19.0%
	Diluted EPS (€)	3.29		3.39	53.0%	19.5%	18.5%	14.0%	13.0%
	Revenue per UC[2] (€)			5.20			6.0%		6.0%
	Cost of sales per UC[2] (€)			3.33			8.5%		9.0%

	Dividend per share[4] (€)		1.68	Maintained dividend payout ratio of c.50%

Europe	Volume (M UC)[2]	2,631		2,631	10.5%	11.0%		11.0%
	Revenue (€M)	13,529		13,529	17.0%	17.0%	16.5%	17.0%	16.5%
	Operating profit (€M)	1,529		1,670	18.0%	11.5%	11.5%	11.5%	11.5%
	Revenue per UC[2] (€)			5.14			5.5%		5.5%

API	Volume (M UC)[2]	669		669	57.5%	57.5%		5.0%
	Revenue (€M)	3,791		3,791	74.0%	74.0%	66.5%	17.0%	12.0%
	Operating profit (€M)	557		468	155.5%	72.0%	64.5%	21.0%	16.0%
	Revenue per UC[2] (€)			5.42			6.0%		7.5%

___________________________
Note: All footnotes included after the ‘About CCEP’ section

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FY & Q4 HIGHLIGHTS[1],[3]
Revenue
FY Reported +26.0%; FY Pro forma +15.5%[5]
•Reported growth, in addition to the drivers below, reflects the acquisition of Coca-Cola Amatil (completed 10 May 2021)
•Delivered more revenue growth for our retail customers than any of our FMCG peers in Europe, & any of our NARTD peers in Australia & New Zealand[6]
•NARTD value share gains across measured channels both in store[7] (+10bps) including sparkling (+20bps) & online[8] (+80bps)
•Pro forma:
◦Comparable volume +9.5%[9] (+3.5% vs 2019) driven by solid recovery of away from home (AFH), & continued growth in Home across our markets
◦Comparable volume by channel: AFH +18.5% (broadly flat vs 2019) reflecting fewer restrictions & increased mobility. The return of tourism & favourable weather in Europe also supported the strong recovery of immediate consumption (IC) packs (+23.0%[10]). Home +4.0% (+6.5% vs 2019) supported by recovery of IC packs & sustained growth in key future consumption packs (e.g. multipack cans +6.0%[10] & +25.0% vs 2019)
◦Revenue per unit case +6.0%[2],[5] (+9.0%[11] vs 2019) reflecting positive pack & channel mix driven by the recovery of AFH, promotional optimisation & favourable headline price following the successful implementation of dynamic headline pricing strategies across our markets

Q4 Reported +10.0%; Q4 Fx-neutral +10.5%[5]
•Comparable volume +1.5%[9] (flat vs 2019) despite disruption related to a customer negotiation in the Home channel & cycling tougher comparables
◦AFH comparable volume: +5.5% (-4.5% vs 2019)
◦Home comparable volume: -1.0% (+3.5% vs 2019)
•Revenue per unit case +9.0%[2],[5] (+14.0%[11] vs 2019) driven by favourable price & positive pack & channel mix driven by the recovery of AFH
•Recent trading indicating no significant change in underlying consumer demand

Operating profit
FY Reported +37.5%; Pro forma comparable +12.5%[5]
•Reported growth, in addition to the drivers below, reflects the acquisition of Coca-Cola Amatil
•Pro forma cost of sales per unit case +9.0%[2],[5] reflecting increased revenue per unit case driving higher concentrate costs, commodity inflation & adverse mix, partially offset by the favourable recovery of fixed manufacturing costs given higher volumes
•Comparable operating profit of €2,138m, +12.5%[3],[5] reflecting increased revenue & the benefit of ongoing efficiency programmes (over 90% delivered of multi-year ~€375m programme)
•Comparable diluted EPS of €3.39, +13.0%[3],[5] (reported +53.0%)

Dividend
•Record full year interim dividend per share of €1.68[4], +20.0% vs last year & +35.5% vs 2019, maintaining annualised dividend payout ratio of approximately 50% (in line with our dividend policy). Equating to total absolute dividend of €763m

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Other
•Maximising system value creation with API:

◦Reorientation of the portfolio to enable greater focus on NARTD, RTD alcohol & spirits nearing completion:
▪Previously announced plans to exit the production, sale & distribution of Australia beer & apple cider products completed[13]; minimal EBIT impact
▪Sale of NARTD own brands to The Coca-Cola Company for A$275m; substantially complete; annualised EBIT impact of ~A$25m

◦On 15 February 2023, CCEP completed the purchase of The Coca-Cola Company's 29.4% minority share in our Indonesia business (Coca-Cola Bottling Indonesia), increasing CCEP's ownership to 100% for a total consideration of €282m (including significant cash acquired). Expect transaction to be EPS accretive (minimal overall impact). This simplifies our ownership structure & operations whilst demonstrating our commitment to the future of this exciting market

FY22 SUSTAINABILITY HIGHLIGHTS
•Launched updated commitments & targets to include API (announced in November 2022)
•Retained inclusion on Carbon Disclosures Project’s A Lists for Climate & Water & continued to be recognised in MSCI ESG Leaders Index
•Closed 2022 at ~48%[14] recycled plastic (rPET); Europe ~56%[14] & API ~27%[14]
◦Launched tethered closures on our PET bottles in 7 of our markets
◦Opened new industry partnership PET recycling facilities in Australia & Indonesia
•Achieved 6 manufacturing sites as carbon neutral certified
•Retained inclusion on the Bloomberg Gender Equality index

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Fourth-quarter & Full-Year Revenue Performance by Geography[1]

	Fourth-quarter			Full Year
			Fx-Neutral			Fx-Neutral
	€ million	% change	% change	€ million	% change	% change
Great Britain	795	13.0%	16.0%	3,088	18.0%	17.5%
France[17]	504	11.0%	11.0%	2,089	15.0%	15.0%
Germany	653	7.5%	7.5%	2,682	15.0%	15.0%
Iberia[18]	693	10.0%	10.0%	3,034	21.5%	21.5%
Northern Europe[19]	613	10.5%	12.5%	2,636	13.0%	13.5%
Total Europe	3,258	10.5%	11.5%	13,529	17.0%	16.5%
API[16],[3]	1,037	9.5%	8.0%	3,791	17.0%	12.0%
Total CCEP[3]	4,295	10.0%	10.5%	17,320	17.0%	15.5%
API
•Q4 volume reflects continued trading momentum in Australia & NZ. Increased mobility, strong trading & navigation of industry-wide supply constraints in Australia & New Zealand, & a record Ramadan in Indonesia supported solid FY volume growth.
•Coca-Cola No Sugar & Monster outperformed, with both Q4 & FY volume ahead of 2019.
•FY revenue/UC[20] growth driven by favourable underlying price, promotional optimisation in Australia, & positive pack & channel mix.
France
•Q4 volume reflects strong momentum in the AFH channel & solid trading in the Home channel. The rebound of the AFH channel, supported by the return of tourism & favourable weather, & growth in the Home channel supported solid FY volume growth in both channels versus 2019.
•Coca-Cola Zero Sugar, Fuze Tea & Monster outperformed versus 2019 in both Q4 & FY.
•FY revenue/UC[20] growth driven by positive channel & pack mix led by the recovery of the AFH channel (e.g. small glass +55.5% & small PET +25.0%) & favourable underlying price.
Germany
•Q4 volume reflects the ongoing recovery of the AFH channel & disruption relating to a customer negotiation (now resolved). The rebound of the AFH channel, favourable weather & solid performance in the Home channel, supported FY overall volume growth versus 2019.
•Coca-Cola Zero Sugar, Fuze Tea & Monster outperformed versus 2019 in both Q4 & FY.
•FY revenue/UC[20] growth driven by favourable underlying price, positive brand mix (e.g. Monster volume +23.0%) & positive pack & channel mix led by the recovery of the AFH channel.
Great Britain
•Q4 volume reflects sustained trading momentum in the AFH channel. The solid recovery of this channel, supported by favourable weather & increased domestic tourism, & further growth in the Home channel supported double-digit FY volume growth versus 2019.
•Coca-Cola Zero Sugar, Fanta, Monster & Dr Pepper outperformed versus 2019 in both Q4 & FY.
•FY revenue/UC[20] growth driven by favourable underlying price & positive pack mix led by the recovery of the AFH channel (e.g. small glass +20.5% & small PET +15.0%).
Iberia
•Q4 volume reflects the strong recovery of the AFH channel. Continued trading momentum, the return of tourism & favourable weather supported FY volume growth versus 2019 in this channel. Despite good trading in the Home channel, overall FY volume versus 2019 was impacted by the increased Spanish VAT rate.
•Coca-Cola Zero Sugar & Monster outperformed, with both Q4 & FY volume ahead of 2019.
•FY revenue/UC[20] growth driven by favourable underlying price & positive channel & pack mix led by the recovery of the AFH channel (e.g. small glass +33.5% & small PET +29.5%).
Northern Europe
•Q4 volume reflects the ongoing recovery of the AFH channel. Despite the late removal of restrictions, the rebound of the AFH channel & further growth in the Home channel supported solid FY overall volume growth versus 2019.
•Coca-Cola Zero Sugar, Monster & Fuze Tea outperformed versus 2019 in both Q4 & FY.
•FY revenue/UC[20] growth driven by favourable underlying price & positive pack & channel mix led by the ongoing recovery of the AFH channel (e.g. small glass +57.5% & small PET +16.0%).
___________________________
Note: All values are unaudited and all references to volumes are on a comparable basis. All changes are versus 2021 equivalent period unless stated otherwise

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Fourth-quarter & Full-Year Volume Performance by Category[1],[3],[9]
Comparable volumes, changes versus equivalent 2021 period.

	Fourth-quarter		Full Year
	% of Total	% Change	% of Total	% Change[5]
Sparkling	85.5%	2.0%	84.5%	9.0%
Coca-ColaTM	60.0%	2.5%	58.5%	8.0%
Flavours, Mixers & Energy	25.5%	1.0%	26.0%	11.5%
Stills	14.5%	(1.0)%	15.5%	11.5%
Hydration	7.5%	1.0%	8.0%	16.0%
RTD Tea, RTD Coffee, Juices & Other[21]	7.0%	(3.5)%	7.5%	7.0%
Total	100.0%	1.5%	100.0%	9.5%

Coca-ColaTM
•Q4 Original Taste +2.5%; Lights +2.5%
•FY Original Taste +9.5%; Lights +6.5% driven by the rebound of the AFH channel & outperformance of Coca-Cola Zero Sugar (+10.0%)
•FY Coca-Cola Zero Sugar +23.5% growth vs 2019
•Coca-Cola Zero Sugar gained value share[7] of Total Cola +60bps

Flavours, Mixers & Energy
•Q4 Fanta +3.0%; Sprite -0.5%
•FY Fanta +15.5%; Sprite +11.5% driven by the rebound of the AFH channel
•Q4 Energy +14.0% with continued momentum in both channels led by Monster
•FY Energy +18.5%, (+60.5% vs 2019) supported by solid distribution & exciting innovation including Juice & Ultra flavour extensions

Hydration
•Q4 Water -4.0%; Sports +16.0%
•FY Water +13.5% reflecting its exposure to IC across both channels, with the rebound of the AFH channel & increased mobility
•FY Sports +23.0% with growth in both Europe & API

RTD Tea, RTD Coffee, Juices & Other[21]
•Q4 Juice drinks -7.0% reflecting SKU rationalisation in Indonesia
•Fuze Tea solid growth vs 2019 (Q4: +31.0%[10]; FY: +39.5%[10]) & continuing to grow value share in Europe[7]
•Alcohol continued to deliver solid growth in Australia driven by Spirits & RTD (Q4: +2.0%; FY: +11.0% vs 2019)

___________________________
Note: All references to volumes are on a comparable basis. All changes are versus 2021 equivalent period unless stated otherwise

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___________________________
1.Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details and to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable and reported to pro forma comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.Comparative pro forma figures as if the acquisition of Coca-Cola Amatil Limited occurred at 1 January 2021 presented for illustrative purposes only, it is not intended to estimate or predict future financial performance or what actual results would have been. Acquisition completed on 10 May 2021. Prepared on a basis consistent with CCEP accounting policies for the period 1 January to 10 May 2021. Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details
4. 27 April 2022 declared first half interim dividend of €0.56 dividend per share, paid 26 May 2022; 2 November 2022 declared second half interim dividend of €1.12 dividend per share, paid 7 December 2022
5.Comparable & FX-neutral
6.External data source: Europe: NielsenIQ Strategic Planner FY22 data: Countries: GB, BE, DE, ES, FR, NL, NO, PT & SE data to 01.01.23, API: NielsenIQ Global Track FY22 Data; Countries: NZ & IND data to 01.01.23; IRI FY22 data: Country; AUS data to 01.01.23
7.External data source: Combined NARTD (non-alcoholic ready to drink) Nielseniq Data ES, PT, DE, FR, BE, NL, SE, NO to 01.01.23, GB to WE 31.12.22, IND to WE 31.12.22, NZ to WE 01.01.23. IRI Data AUS to WE 01.01.23
8.External data source: Online Data is for available markets FY22 GB to 01.Jan.23 (Retailer data+NielsenIQ), ES, FR, NL & SE to 01.Jan.23 (NielsenIQ), AUS to 01.Jan.23 (Retailer Data)
9.No selling day shift in Q4; FY 2022 adjusted for 1 less selling day in Q1; FY 2022 pro forma volume +9.5%
10.Europe only
11.Management’s best estimate
12.Footnote not used
13.As previously announced (Q1 2022 Trading update on 27 April 2022), CCEP will retain ownership of Feral craft brewery
14.Unassured & provisional
15.Footnote not used
16.Includes Australia, New Zealand & the Pacific Islands, Indonesia & Papua New Guinea
17.Includes France & Monaco
18.Includes Spain, Portugal & Andorra
19.Includes Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
20.Revenue per unit case
21.RTD refers to Ready to Drink; Other includes Alcohol & Coffee

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions and divestitures, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2021 Annual Report on Form 20-F filed with the SEC on 15 March 2022 and as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of the H1 2022 Half-year Report filed with the SEC on 4 August 2022;

2. the extent to which COVID-19 will continue to affect CCEP and the results of its operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic;

3. risks and uncertainties relating to the global supply chain, including impact from war in Ukraine, such as the risk that the business will not be able to guarantee sufficient supply of raw materials, supplies, finished goods, natural gas and oil and increased state-sponsored cyber risks;

4. risks and uncertainties relating to the global economy and/or a potential recession in one or more countries, including risks from elevated inflation, price increases, price elasticity, disposable income of consumers and employees, pressure on and from suppliers, increased fraud, and the perception or manifestation of a global economic downturn; and

5. risks and uncertainties relating to potential global energy crisis, with potential interruptions and shortages in the global energy supply, specifically the natural gas supply in our territories. Energy shortages at our sites, our suppliers and customers could cause interruptions to our supply chain and capability to meet our production and distribution targets.

Due to these risks, CCEP’s actual future results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions, capital expenditures, the results of the acquisition of the minority share of our Indonesian business, and the results of the integration of the businesses following the acquisition of Coca-Cola Amatil, including expected efficiency and combination savings, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.

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Supplementary Financial Information - Income Statement - Reported to Comparable
The following provides a summary reconciliation of CCEP’s reported and comparable results for the full-year ended 31 December 2022 and 31 December 2021:

Full year 2022	As Reported	Items impacting Comparability					Comparable
Unaudited, in millions of € except per share data which is calculated prior to rounding	CCEP	Restructuring Charges [1]	Acquisition and Integration related costs [2]	European flooding [3]	Defined benefit plan amendment [4]	Coal royalties [5]	CCEP
Revenue	17,320	—	—	—	—	—	17,320
Cost of sales	11,096	(19)	—	11	—	—	11,088
Gross profit	6,224	19	—	(11)	—	—	6,232
Operating expenses	4,234	(144)	(3)	—	7	—	4,094
Other income	96	—	—	—	—	(96)	—
Operating profit	2,086	163	3	(11)	(7)	(96)	2,138
Total finance costs, net	114	—	—	—	—	—	114
Non-operating items	15	—	—	—	—	—	15
Profit before taxes	1,957	163	3	(11)	(7)	(96)	2,009
Taxes	436	42	—	(3)	(1)	(29)	445
Profit after taxes	1,521	121	3	(8)	(6)	(67)	1,564

Attributable to:
Shareholders	1,508	121	3	(8)	(6)	(67)	1,551
Non-controlling interest	13	—	—	—	—	—	13
Profit after taxes	1,521	121	3	(8)	(6)	(67)	1,564

Diluted earnings per share (€)	3.29	0.27	0.01	(0.02)	(0.01)	(0.15)	3.39

Full year 2021	As Reported	Items impacting Comparability						Comparable
Unaudited, in millions of € except share data which is calculated prior to rounding	CCEP	Restructuring Charges [1]	DB plan closure [6]	Total Acquisition Related Costs [2]	Inventory step up costs [7]	European flooding[3]	Net Tax [8]	CCEP
Revenue	13,763	—	—	—	—	—	—	13,763
Cost of sales	8,677	(17)	3	—	(48)	(9)	—	8,606
Gross profit	5,086	17	(3)	—	48	9	—	5,157
Operating expenses	3,570	(136)	6	(49)	—	(6)	—	3,385
Operating profit	1,516	153	(9)	49	48	15	—	1,772
Total finance costs, net	129	—	—	(4)	—	—	—	125
Non-operating items	5	—	—	—	—	—	—	5
Profit before taxes	1,382	153	(9)	53	48	15	—	1,642
Taxes	394	43	4	10	13	3	(127)	340
Profit after taxes	988	110	(13)	43	35	12	127	1,302

Attributable to:
Shareholders	982	109	(13)	43	34	12	127	1,294
Non-controlling interest	6	1	—	—	1	—	—	8
Profit after taxes	988	110	(13)	43	35	12	127	1,302

Diluted earnings per share (€)	2.15	0.24	(0.03)	0.09	0.07	0.03	0.28	2.83
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent cost associated with the acquisition and integration of CCL.
[3] Amounts represent the incremental expense incurred offset/partially offset by the insurance recoveries collected as a result of the July 2021 flooding events, which impacted the operations of our manufacturing facilities in Chaudfontaine and Bad Neuenahr.
[4] Amounts represent the impact of a plan amendment arising from legislative changes in respect of the minimum retirement age.
[5] Amounts represent other income arising from the favourable court ruling pertaining to the ownership of certain mineral rights in Australia.
[6] Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021.
[7] Amounts represent the non-recurring impact of the fair value step-up of API finished goods.
[8] Amounts include the deferred tax impact related to income tax rate and law changes.

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Supplementary Financial Information - Income Statement - Reported to Pro forma Comparable
The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the full-year ended 31 December 2021:

Full Year 2021	As Reported	Pro forma adjustments CCL [A]	Transaction accounting adjustments [B]	Pro forma Combined	Items impacting Comparability [C]	Pro forma Comparable
Unaudited, in millions of € except share data which is calculated prior to rounding	CCEP			CCEP		CCEP
Revenue	13,763	1,056	—	14,819	—	14,819
Cost of sales	8,677	616	—	9,293	(71)	9,222
Gross profit	5,086	440	—	5,526	71	5,597
Operating expenses	3,570	323	68	3,961	(250)	3,711
Operating profit	1,516	117	(68)	1,565	321	1,886
Total finance costs, net	129	12	9	150	(4)	146
Non-operating items	5	(1)	—	4	—	4
Profit before taxes	1,382	106	(77)	1,411	325	1,736
Taxes	394	29	(20)	403	(36)	367
Profit after taxes	988	77	(57)	1,008	361	1,369

Attributable to:
Shareholders	982	74	(58)	998	359	1,357
Non-controlling interest	6	3	1	10	2	12
Profit after taxes	988	77	(57)	1,008	361	1,369

Diluted earnings per share (€)	2.15	0.16	(0.13)	2.18	0.79	2.97
__________________________
[A] Amounts represent adjustments to include CCL financial results prepared on a basis consistent with CCEP accounting policies, as if the Acquisition had occurred on 1 January 2021 and excludes CCL acquisition and integration related costs.
[B] Amounts represent transaction accounting adjustments for the period 1 January to 10 May as if the Acquisition had occurred on 1 January 2021. These include the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment, the interest impact of additional debt financing reflecting the actual weighted average interest rate for Acquisition financing of c.0.40% and the inclusion of acquisition and integration related costs incurred by CCL prior to the Acquisition.
[C] Items impacting comparability represents amounts included within pro forma Combined CCEP affecting the comparability of CCEP’s year-over-year financial performance and are set out in the following table:

Full year 2021	Items impacting Comparability
Unaudited, in millions of € except share data which is calculated prior to rounding	Restructuring Charges [1]	Defined benefit plan closure[2]	Acquisition and Integration related costs [3]	Inventory step up costs [4]	European flooding[5]	Net Tax [6]	Other [7]	Total items impacting Comparability
Revenue	—	—	—	—	—	—	—	—
Cost of sales	(17)	3	—	(48)	(9)	—	—	(71)
Gross profit	17	(3)	—	48	9	—	—	71
Operating expenses	(136)	6	(110)	—	(6)	—	(4)	(250)
Operating profit	153	(9)	110	48	15	—	4	321
Total finance costs, net	—	—	(4)	—	—	—	—	(4)
Non-operating items	—	—	—	—	—	—	—	—
Profit before taxes	153	(9)	114	48	15	—	4	325
Taxes	43	4	27	13	3	(127)	1	(36)
Profit after taxes	110	(13)	87	35	12	127	3	361

Attributable to:
Shareholders	109	(13)	87	34	12	127	3	359
Non-controlling interest	1	—	—	1		—	—	2
Profit after taxes	110	(13)	87	35	12	127	3	361

Diluted earnings per share (€)	0.24	(0.03)	0.19	0.07	0.03	0.28	0.01	0.79
_________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021.
[3] Amounts represent cost associated with the acquisition and integration of CCL.
[4] Amounts represent the non-recurring impact of the provisional fair value step-up of API finished goods. For 2021, these charges are included within the As Reported results.

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[5] Amounts represent the incremental net costs incurred as a result of the July 2021 flooding events, which impacted the operations of our manufacturing facilities in Chaudfontaine and Bad Neuenahr.
[6] Amounts include the deferred tax impact related to income tax rate and law changes.
[7] Amounts represent charges incurred prior to Acquisition classified as non-trading items by CCL which are not expected to recur.

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Supplemental Financial Information - Operating Profit - Reported to Comparable
Revenue

Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth-Quarter Ended			Year Ended
	31 December 2022	31 December 2021	% Change	31 December 2022	31 December 2021	% Change
As reported	4,295	3,896	10.0%	17,320	13,763	26.0%
Adjust: Impact of fx changes	19	n/a	n/a	(172)	n/a	n/a
Fx-neutral	4,314	3,896	10.5%	17,148	13,763	24.5%

Revenue per unit case	5.43	4.99	9.0%	5.20	4.91	6.0%

Revenue Europe In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth-Quarter Ended			Year Ended
	31 December 2022	31 December 2021	% Change	31 December 2022	31 December 2021	% Change
As reported	3,258	2,950	10.5%	13,529	11,584	17.0%
Adjust: Impact of fx changes	32	n/a	n/a	(6)	n/a	n/a
Fx-neutral	3,290	2,950	11.5%	13,523	11,584	16.5%

Revenue per unit case	5.31	4.91	8.0%	5.14	4.87	5.5%

Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth-Quarter Ended			Year Ended
	31 December 2022	31 December 2021	% Change	31 December 2022	31 December 2021	% Change
As reported	1,037	946	9.5%	3,791	2,179	74.0%
Adjust: Impact of fx changes	(13)	n/a	n/a	(166)	n/a	n/a
Fx-neutral	1,024	946	8.0%	3,625	2,179	66.5%

Revenue per unit case	5.86	5.25	11.5%	5.42	5.12	6.0%

Revenue by Geography In millions of €	Year ended 31 December 2022
	As reported	Reported % change	Fx-Neutral % change
Great Britain	3,088	18.0%	17.5%
Germany	2,682	15.0%	15.0%
Iberia[1]	3,034	21.5%	21.5%
France[2]	2,089	15.0%	15.0%
Belgium and Luxembourg	1,042	12.5%	12.5%
Netherlands	682	22.5%	22.5%
Norway	404	3.5%	2.5%
Sweden	421	12.5%	17.5%
Iceland	87	10.0%	4.0%
Total Europe	13,529	17.0%	16.5%
Australia	2,339	72.0%	65.5%
New Zealand and Pacific Islands	649	72.0%	69.5%
Indonesia and Papua New Guinea	803	81.5%	65.5%
Total API	3,791	74.0%	66.5%
Total CCEP	17,320	26.0%	24.5%
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.

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Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Fourth-Quarter Ended			Year Ended
	31 December 2022	31 December 2021	% Change	31 December 2022	31 December 2021	% Change
Volume	794	781	1.5%	3,300	2,804	17.5%
Impact of selling day shift	n/a	—	n/a	n/a	(7)	n/a
Comparable volume - Selling Day Shift adjusted	794	781	1.5%	3,300	2,797	18.0%

Comparable Volume - Selling Day Shift Europe In millions of unit cases, prior period volume recast using current year selling days	Fourth-Quarter Ended			Year Ended
	31 December 2022	31 December 2021	% Change	31 December 2022	31 December 2021	% Change
Volume	619	601	3.0%	2,631	2,379	10.5%
Impact of selling day shift	n/a	—	n/a	n/a	(7)	n/a
Comparable volume - Selling Day Shift adjusted	619	601	3.0%	2,631	2,372	11.0%

Comparable Volume - Selling Day Shift API In millions of unit cases, prior period volume recast using current year selling days	Fourth-Quarter Ended			Year Ended
	31 December 2022	31 December 2021	% Change	31 December 2022	31 December 2021	% Change
Volume	175	180	(3.0)%	669	425	57.5%
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	175	180	(3.0)%	669	425	57.5%
Cost of Sales

Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2022	31 December 2021	% Change
As reported	11,096	8,677	28.0%
Adjust: Total items impacting comparability	(8)	(71)	n/a
Comparable	11,088	8,606	29.0%
Adjust: Impact of fx changes	(107)	n/a	n/a
Comparable & fx-neutral	10,981	8,606	27.5%

Cost of sales per unit case	3.33	3.07	8.5%
For the year ending 31 December 2022, reported cost of sales were €11,096 million, up 28.0% versus 2021, reflecting the full year impact of the API operations acquired in 2021, higher volumes and increased cost of sales per case.
Comparable cost of sales for the same period were €11,088 million, up 29.0% versus 2021. Cost of sales per unit case increased by 8.5% on a comparable and fx-neutral basis, reflecting increased revenue per unit case driving higher concentrate costs, commodity inflation & adverse mix, partially offset by the favourable recovery of fixed manufacturing costs as a result of higher volumes.

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Operating expenses

Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2022	31 December 2021	% Change
As reported	4,234	3,570	18.5%
Adjust: Total items impacting comparability	(140)	(185)	n/a
Comparable	4,094	3,385	21.0%
Adjust: Impact of fx changes	(45)	n/a	n/a
Comparable & fx-neutral	4,049	3,385	19.5%
For the year ending 31 December 2022, reported operating expenses were €4,234 million, up 18.5% versus 2021.
Comparable operating expenses were €4,094 million for the same period, up 21.0% versus 2021, reflecting the full year impact of the API operations acquired in 2021, higher volumes and inflation, partially offset by the benefit of ongoing efficiency programmes and our continuous efforts on discretionary spend optimisation.
Restructuring charges of €144 million were recognised within reported operating expenses for the year ending 31 December 2022, which are primarily attributable to €82 million of expense recognised in connection with the transformation of the full service vending operations and related initiatives in Germany.
Restructuring charges of €136 million were recognised within reported operating expenses for the year ending 31 December 2021, related principally to the continuation of the Accelerate Competitiveness programme announced in October 2020. This programme relates to initiatives across Europe aimed at improving productivity through the use of technology enabled solutions. Restructuring charges in 2021 include €51 million of severance costs related to productivity initiatives within the commercial organisation in Iberia.
Operating profit

Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2022	31 December 2021	% Change
As reported	2,086	1,516	37.5%
Adjust: Total items impacting comparability	52	256	n/a
Comparable	2,138	1,772	20.5%
Adjust: Impact of fx changes	(20)	n/a	n/a
Comparable & fx-neutral	2,118	1,772	19.5%

Operating Profit Europe In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2022	31 December 2021	% Change
As reported	1,529	1,298	18.0%
Adjust: Total items impacting comparability	141	202	n/a
Comparable	1,670	1,500	11.5%
Adjust: Impact of fx changes	—	n/a	n/a
Comparable & fx-neutral	1,670	1,500	11.5%

Operating Profit API In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2022	31 December 2021	% Change
As reported	557	218	155.5%
Adjust: Total items impacting comparability	(89)	54	n/a
Comparable	468	272	72.0%
Adjust: Impact of fx changes	(20)	—	n/a
Comparable & fx-neutral	448	272	64.5%

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Supplemental Financial Information - Operating Profit - Reported to Pro forma Comparable
All pro forma measures presented below relate only to the full year ended 31 December 2021.
Revenue

Pro forma Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth-Quarter Ended			Year Ended
	31 December 2022	31 December 2021	% Change	31 December 2022	31 December 2021	% Change
As reported and comparable	4,295	3,896	10.0%	17,320	13,763	26.0%
Add: Pro forma adjustments	—	—	n/a		1,056	n/a
Pro forma Comparable	4,295	3,896	10.0%	17,320	14,819	17.0%
Adjust: Impact of fx changes	19	n/a	n/a	(172)	n/a	n/a
Pro forma Comparable and fx-neutral	4,314	3,896	10.5%	17,148	14,819	15.5%

Pro forma Revenue per unit case	5.43	4.99	9.0%	5.20	4.91	6.0%

Pro forma Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth-Quarter Ended			Year Ended
	31 December 2022	31 December 2021	% Change	31 December 2022	31 December 2021	% Change
As reported and comparable	1,037	946	9.5%	3,791	2,179	74.0%
Add: Pro forma adjustments	—	—	n/a	—	1,056	n/a
Pro forma Comparable	1,037	946	9.5%	3,791	3,235	17.0%
Adjust: Impact of fx changes	(13)	n/a	n/a	(166)	n/a	n/a
Pro forma Comparable and fx-neutral	1,024	946	8.0%	3,625	3,235	12.0%

Pro forma Revenue per unit case	5.86	5.25	11.5%	5.42	5.05	7.5%

Pro forma revenue by Geography In millions of €	Fourth-Quarter Ended 31 December 2022			Year ended 31 December 2022
	Pro forma comparable	Pro forma comparable % change	Pro forma Fx-Neutral % change	Pro forma comparable	Pro forma comparable % change	Pro forma Fx-Neutral % change
Europe	3,258	10.5%	11.5%	13,529	17.0%	16.5%
Australia	654	11.0%	10.0%	2,339	15.5%	11.0%
New Zealand and Pacific Islands	193	11.5%	14.0%	649	17.0%	15.0%
Indonesia and Papua New Guinea	190	4.0%	(2.0)%	803	23.0%	12.5%
Total API	1,037	9.5%	8.0%	3,791	17.0%	12.0%
Total CCEP	4,295	10.0%	10.5%	17,320	17.0%	15.5%

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Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Fourth-Quarter Ended			Year Ended
	31 December 2022	31 December 2021	% Change	31 December 2022	31 December 2021	% Change
Volume	794	781	1.5%	3,300	2,804	17.5%
Impact of selling day shift	n/a	—	n/a	n/a	(7)	n/a
Comparable volume - Selling Day Shift adjusted	794	781	1.5%	3,300	2,797	18.0%
Pro forma impact[1]	—	—	n/a	—	212	n/a
Pro forma comparable volume	794	781	1.5%	3,300	3,009	9.5%

Comparable Volume - Selling Day Shift API In millions of unit cases, prior period volume recast using current year selling days	Fourth-Quarter Ended			Year Ended
	31 December 2022	31 December 2021	% Change	31 December 2022	31 December 2021	% Change
Volume	175	180	(3.0)%	669	425	57.5%
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	175	180	(3.0)%	669	425	57.5%
Pro forma impact[1]	—	—	n/a	—	212	n/a
Pro forma comparable volume	175	180	(3.0)%	669	637	5.0%
[1] Pro forma API volume for the year ended 31 December 2021 is 640 million unit cases. Including the impact of the Q1 selling day shift (3 million unit cases), pro forma comparable API volume is 637 million unit cases.

Pro forma Comparable Volume by Brand Category CCEP Adjusted for selling day shift	Fourth-Quarter Ended			Year Ended
	31 December 2022	31 December 2021	% Change	31 December 2022	31 December 2021	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	85.5%	85.0%	2.0%	84.5%	84.5%	9.0%
Coca-ColaTM	60.0%	59.5%	2.5%	58.5%	59.0%	8.0%
Flavours, Mixers & Energy	25.5%	25.5%	1.0%	26.0%	25.5%	11.5%
Stills	14.5%	15.0%	(1.0)%	15.5%	15.5%	11.5%
Hydration	7.5%	7.5%	1.0%	8.0%	7.5%	16.0%
RTD Tea, RTD Coffee, Juices & Other[1]	7.0%	7.5%	(3.5)%	7.5%	8.0%	7.0%
Total	100.0%	100.0%	1.5%	100.0%	100.0%	9.5%
________________________
[1] RTD refers to Ready-To-Drink.
Cost of Sales

Pro forma Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2022	31 December 2021	% Change
As reported	11,096	8,677	28.0%
Add: Pro forma adjustments	—	616	n/a
Adjust: Total items impacting comparability	(8)	(71)
Pro forma Comparable	11,088	9,222	20.0%
Adjust: Impact of fx changes	(107)	n/a	n/a
Pro forma Comparable & fx-neutral	10,981	9,222	19.0%

Cost of sales per unit case	3.33	3.05	9.0%
Comparable cost of sales for the year ending 31 December 2022 were €11,088 million, up 20.0% versus 2021 on a pro forma comparable basis. Cost of sales per unit case increased by 9.0% on a pro forma comparable and fx-neutral basis, driven by an increase in concentrate in line with our incidence model reflecting the improvement in revenue per unit case. There was also upward pressure on commodities and adverse mix, partially offset by the favourable recovery of fixed manufacturing costs given higher volumes.

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Operating Expenses

Pro forma Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2022	31 December 2021	% Change
As reported	4,234	3,570	18.5%
Add: Pro forma adjustments	—	323	n/a
Adjust: Transaction accounting adjustments	—	68
Adjust: Total items impacting comparability	(140)	(250)
Pro forma Comparable	4,094	3,711	10.5%
Adjust: Impact of fx changes	(45)	n/a	n/a
Pro forma Comparable & fx-neutral	4,049	3,711	9.0%
Comparable operating expenses for the year ending 31 December 2022 were €4,094 million, up 10.5% versus 2021 on a pro forma comparable basis, reflecting higher volumes and inflation, partially offset by the benefit of on-going efficiency programmes and our continuous efforts on discretionary spend optimisation in areas such as trade marketing, travel and meetings.
Operating Profit

Pro forma Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2022	31 December 2021	% Change
As reported	2,086	1,516	37.5%
Add: Pro forma adjustments	—	117	n/a
Adjust: Transaction accounting adjustments	—	(68)
Adjust: Total items impacting comparability	52	321
Pro forma Comparable	2,138	1,886	13.5%
Adjust: Impact of fx changes	(20)	n/a	n/a
Pro forma Comparable & fx-neutral	2,118	1,886	12.5%

Pro forma Operating Profit API In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2022	31 December 2021	% Change
As reported	557	218	155.5%
Add: Pro forma adjustments	—	117	n/a
Adjust: Transaction accounting adjustments	—	(68)
Adjust: Total items impacting comparability	(89)	119
Pro forma Comparable	468	386	21.0%
Adjust: Impact of fx changes	(20)	n/a	n/a
Pro forma Comparable & fx-neutral	448	386	16.0%

Supplemental Financial Information - Effective Tax Rate
The reported effective tax rate was 22% and 29% for the year ended 31 December 2022 and 31 December 2021, respectively.
The decrease in the reported effective tax rate to 22% in 2022 (2021: 29%) is largely due to the remeasurement of deferred tax positions following the enactment of tax rate changes in the United Kingdom, Netherlands and Indonesia in the prior period.
The comparable effective tax rate was 22% and 21% for the years ended 31 December 2022 and 31 December 2021, respectively.

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Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at
	31 December 2022	31 December 2021
Total borrowings	11,907	13,140
Fair value of hedges related to borrowings[1]	(83)	(110)
Other financial assets/liabilities[1]	25	42
Adjusted total borrowings[1]	11,849	13,072
Less: cash and cash equivalents[2]	(1,387)	(1,407)
Less: short term investments[3]	(256)	(58)
Net debt	10,206	11,607
[1] Net debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. In addition, net debt also includes other financial assets/liabilities relating to cash collateral pledged by/to external parties on hedging instruments related to borrowings.
[2] Cash and cash equivalents as at 31 December 2022 and 31 December 2021 includes €102 million and €45 million respectively of cash in Papua New Guinea Kina. Presently, there are government-imposed currency controls which impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group.
[3] Short term investments are term cash deposits with maturity dates when acquired of greater than three months and less than one year. These short term investments are held with counterparties that are continually assessed with a focus on preservation of capital and liquidity. Short term term investments as at 31 December 2022 and 31 December 2021 includes €49 million and €44 million respectively of assets in Papua New Guinea Kina, subject to the same currency controls outlined above.

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Coca-Cola Europacific Partners plc
Consolidated Income Statement (Unaudited)

	Year Ended
	31 December 2022	31 December 2021
	€ million	€ million
Revenue	17,320	13,763
Cost of sales	(11,096)	(8,677)
Gross profit	6,224	5,086
Selling and distribution expenses	(2,984)	(2,496)
Administrative expenses	(1,250)	(1,074)
Other Income	96	—
Operating profit	2,086	1,516
Finance income	67	43
Finance costs	(181)	(172)
Total finance costs, net	(114)	(129)
Non-operating items	(15)	(5)
Profit before taxes	1,957	1,382
Taxes	(436)	(394)
Profit after taxes	1,521	988

Profit attributable to shareholders	1,508	982
Profit attributable to non-controlling interests	13	6
Profit after taxes	1,521	988

Basic earnings per share (€)	3.30	2.15
Diluted earnings per share (€)	3.29	2.15

The financial information presented in the unaudited consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows within this document does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. This financial information has been extracted from CCEP’s consolidated financial statements which will be delivered to the Registrar of Companies in due course.

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Coca-Cola Europacific Partners plc
Consolidated Statement of Financial Position (Unaudited)

	31 December 2022	31 December 2021
	€ million	€ million
ASSETS
Non-current:
Intangible assets	12,505	12,639
Goodwill	4,600	4,623
Property, plant and equipment	5,201	5,248
Non-current derivative assets	191	226
Deferred tax assets	21	60
Other non-current assets	252	534
Total non-current assets	22,770	23,330
Current:
Current derivative assets	257	150
Current tax assets	85	46
Inventories	1,380	1,157
Amounts receivable from related parties	139	143
Trade accounts receivable	2,466	2,305
Other current assets	479	271
Assets held for sale	94	223
Short term investments	256	58
Cash and cash equivalents	1,387	1,407
Total current assets	6,543	5,760
Total assets	29,313	29,090
LIABILITIES
Non-current:
Borrowings, less current portion	10,571	11,790
Employee benefit liabilities	108	138
Non-current provisions	55	48
Non-current derivative liabilities	187	47
Deferred tax liabilities	3,513	3,617
Non-current tax liabilities	82	110
Other non-current liabilities	37	37
Total non-current liabilities	14,553	15,787
Current:
Current portion of borrowings	1,336	1,350
Current portion of employee benefit liabilities	8	10
Current provisions	115	86
Current derivative liabilities	76	19
Current tax liabilities	241	181
Amounts payable to related parties	485	210
Trade and other payables	5,052	4,237
Total current liabilities	7,313	6,093
Total liabilities	21,866	21,880
EQUITY
Share capital	5	5
Share premium	234	220
Merger reserves	287	287
Other reserves	(507)	(156)
Retained earnings	7,428	6,677
Equity attributable to shareholders	7,447	7,033
Non-controlling interest		177
Total equity	7,447	7,210
Total equity and liabilities	29,313	29,090

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Coca-Cola Europacific Partners plc
Consolidated Statement of Cash Flows (Unaudited)

	Year Ended
	31 December 2022	31 December 2021
	€ million	€ million
Cash flows from operating activities:
Profit before taxes	1,957	1,382
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	715	693
Amortisation of intangible assets	101	89
Share-based payment expense	33	16
Finance costs, net	114	129
Income taxes paid	(415)	(306)
Changes in assets and liabilities:
(Increase)/decrease in trade and other receivables	(282)	(242)
(Increase)/decrease in inventories	(244)	(1)
Increase in trade and other payables	885	507
Increase/(decrease) in net payable receivable from related parties	(15)	8
(Decrease)/increase in provisions	37	(116)
Change in other operating assets and liabilities*	46	(42)
Net cash flows from operating activities	2,932	2,117
Cash flows from investing activities:
Acquisition of bottling operations, net of cash acquired	—	(5,401)
Purchases of property, plant and equipment	(500)	(349)
Purchases of capitalised software	(103)	(97)
Proceeds from sales of property, plant and equipment	11	25
Proceeds from sales of intangible assets	143	—
Net proceeds/(payments) of short term investments	(207)	198
Investments in equity instruments	(2)	(4)
Proceeds from sale of equity instruments	13	25
Other investing activity, net	—	(2)
Net cash flows used in investing activities	(645)	(5,605)
Cash flows from financing activities:
Proceeds from borrowings, net	—	4,877
Changes in short-term borrowings	(285)	276
Repayments on third party borrowings	(938)	(950)
Payments of principal on lease obligations	(153)	(139)
Interest paid, net	(130)	(97)
Dividends paid	(763)	(638)
Purchase of own shares under share buyback programme	—	—
Exercise of employee share options	13	28
Transactions with non-controlling interests	—	(73)
Other financing activities, net	(20)	5
Net cash flows from financing activities	(2,276)	3,289
Net change in cash and cash equivalents	11	(199)
Net effect of currency exchange rate changes on cash and cash equivalents	(31)	83
Cash and cash equivalents at beginning of period	1,407	1,523
Cash and cash equivalents at end of period	1,387	1,407
*Amounts include €252 million in cash proceeds received in December 2022 from the regional tax authorities in Bizkaia (Basque Region) in connection with an ongoing dispute regarding historical VAT amounts related to the period 2013-2016.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: 16 February 2023	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer